UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On December 5, 2005, Irwin Financial Corporation announced its 2005 Fourth Quarter Dividend as described in the news release attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Press Release issued December 5, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: December 5, 2005   By: /s/ Gregory F. Ehlinger

                                  _____

                                  GREGORY F. EHLINGER
                                  Senior Vice President and Chief
                                  Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 5, 2005

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
<u>FOURTH QUARTER DIVIDEND</u>

(Columbus, IN, December 5, 2005) Irwin Financial Corporation (NYSE: IFC) today announced a dividend of $0.10 per share to be paid on December 30, 2005, to all shareholders of record on December 16, 2005. The dividend rate is a $0.02 per share or 25 percent increase as compared with the dividend paid in the same quarter a year earlier.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, and Irwin Commercial Finance -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.